Form 51-102F3

Material Change Report

1.           REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP.
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia, V7Y 1C6

2.           DATE OF MATERIAL CHANGE

August 27, 2007

3.           NEWS RELEASE

On August 27, 2007, Southwestern Resources Corp. (the "Issuer") issued a news release through the facilities of Marketwire relating to the material change.

4.           Summary of Material Change

The Issuer announced that it believes that the Mineral Resource at its Boka Project is significantly less than previously reported and advised that the Issuer has commissioned an independent mining consulting company to prepare a new Mineral Resource estimate and accompanying NI 43-101 Technical Report which is expected to be completed in approximately eight weeks.  Until such Technical Report is completed, the Issuer can provide no assurances as to the Mineral Resource at the Boka Project and its economic viability as currently explored. The Issuer further announced that based upon its and an independent consultant's review and analysis to date, the Issuer believes that manual and deliberate changes were made to its prior database to increase the grade of samples within mineralized sections. The Issuer also announced that it has commenced legal action against John Paterson, the former Chief Executive Officer of the Issuer, and is working with its legal counsel in China to pursue all remedies against its former general manager for the Boka Project, John Zhang.

The Issuer also announced that the first phase drill program at the Numa West silver project has been commenced and that the second phase diamond drilling program is underway at the Mill-Azucar silver-gold project. Additionally, the Issuer announced that the operator of the Pacapausa silver-gold project, Minera Oro Vega S.A.C., has earned an initial 50% interest in the project. The Issuer also announced that the first phase drill program on its Sami gold project in Peru will commence by month's end.

5.           Full Description of Material Change

The news release, as filed on SEDAR on August 27, 2007, is attached hereto as Schedule "A".

6.           RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.           OMITTED INFORMATION

No significant facts otherwise required to be disclosed in this report have been omitted.

8.           EXECUTIVE OFFICER

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

Thomas W. Beattie
Vice President, Corporate Affairs
(604) 669-2525

9.           Date of Report

August 27, 2007

Dated at Vancouver, British Columbia, this 29th day of August, 2007.

SOUTHWESTERN RESOURCES CORP.

Per:	/s/ David Black
David Black, Chairman

SCHEDULE "A"

SOUTHWESTERN RESOURCES CORP. NEWS RELEASE UPDATE ON SOUTHWESTERN'S PROPERTIES

August 27, 2007

Vancouver, British Columbia - Southwestern Resources Corp. (SWG-TSX) (“Southwestern" or the "Company") provides the following updates on its properties:

Boka Project, China

On July 19, 2007, the Company announced that it had determined that there were errors in previously reported assay results for its Boka Project and as a result, it withdrew all of its previously announced results for the Project.

The Company and an independent mining consultant have been conducting a comprehensive review of the Boka Project and now have largely completed a validation of the drilling database in respect of the gold assay data for the exploration work to date.  This validation included the Company and the independent mining consultant checking and confirming the drilling database for the Boka Project against the underlying official assay certificates and involved, among other things, checking tens of thousands of data entries.  Based on this work and its preliminary analysis of the now largely validated database to date, Southwestern believes that the Mineral Resource at its Boka Project is significantly less than previously reported, but there are still indications of gold mineralization in drillholes and historical mine workings. As a result, the Company has commissioned an independent mining consulting company to prepare a new Mineral Resource estimate and accompanying NI 43-101 Technical Report for the Boka Project, which is expected to be completed in approximately eight weeks.  Until such Technical Report is completed, the Company can provide no assurances as to the Mineral Resource at the Boka Project and its economic viability as currently explored.

Based upon its and the independent consultant's review and analysis to date, including the collection of independent check samples from drillhole core, the Company is unaware of any evidence of tampering with actual samples sent for assay.  Additionally, based on such work, the Company believes that manual and deliberate changes were made to its prior database to increase the grade of samples within mineralized sections.

Further, based upon the recommendations of its professional geologists, the Company intends to continue exploration and other work on the Boka property which covers approximately 160 square kilometres, including, among others, at Boka 1 North and South, Boka 8 and Boka 11.  The Company expects to supplement and revise such work program based upon recommendations in the new Technical Report.  The Company and the independent mining consultant are continuing their review and analysis of the Boka Project and the Company will provide updates as they are available.

The Company also announces that it has commenced legal action in the Supreme Court of British Columbia against John Paterson, the former Chief Executive Officer of the Company, and certain affiliated companies, for, among other things, fraud, breach of fiduciary, statutory and contractual duties and insider trading.  The Company is seeking to recover all damages and losses caused to the Company.

The Company is also working with its legal counsel in China to pursue all remedies against its former general manager for the Boka Project, John Zhang, relating to similar claims.

Liam Joint Venture, Peru

Newmont Peru S.A.C. (a wholly owned Peruvian subsidiary of Newmont Mining Limited) (“Newmont”), has commenced the first phase drill program at the Numa West silver project, located in the northeastern part of the 365,000 hectare Liam Joint Venture Area in southern Peru. The program consists of 9 to 10 diamond drill holes to test the 2,500 metre long silver (lead-zinc) system. Numa West geology consists of multiple, parallel, near-vertical, north-south striking replacement horizons up to 50 metres thick, within limestone, over the entire strike length.

Newmont recently completed a channel sampling program consisting of 1,243 samples that returned the following silver results:

Silver Grade Range	Number of Samples
500 - 1720 g/t	23
301 - 497 g/t	30
100 - 298 g/t	112
30 - 99 g/t	112

Southwestern and Newmont are aggressively exploring the area surrounding Numa West, which has resulted in the identification of several mineralized skarn, porphyry and limestone replacement systems, which are being mapped and sampled.

Huacullo

Newmont also plans to drill 3 to 4 additional holes at Huacullo after the drilling is completed at Numa. Huacullo is located 18 kilometres northwest of the Joint Venture’s Crespo and Queshca high sulfidation systems and consists of multiple epithermal veins over at least 800 metres of strike length. Previous drilling by the partners in 2006 resulted in a drill intersection of 1.05 metres of 22.4 grams per tonne gold from hole HUA-008.

Aluja

A 15 kilometre road was completed by the partners to access the Aluja high sulfidation Project, located 30 kilometres northwest of the Crespo and Queshca Projects. Aluja consists of a 2.0 x 1.5 kilometre area of strong alteration, which includes massive, granular and chalcedonic silica in volcanic tuffs and flows, and various types of breccias. Rock chip sampling has returned values up to 2.6 grams per tonne gold. A Project camp has been completed and detailed mapping, sampling and geophysical surveying is underway to define targets for drilling by the partners later in 2007.

Pacobamba

This is a new project operated by Southwestern and is located in the northwestern part of the Liam Joint Venture area. The project lies within a prominent northwest-striking structural zone that controls, in part, the location of the Santo Domingo epithermal vein camp, the Joint Venture’s Huacullo, Crespo and Queshca Projects. Pacobamba has two significant drill targets: a 1500 x 400 metre area of altered and mineralized hydrothermal breccias and volcanic and intrusive rocks, adjacent to strongly silicified limestone, that contain up to 4.4 g/t gold and a skarn target with up to 9.4% copper. Mapping and geophysics are underway and additional targets are being developed. After community access and government drilling permits are secured, Southwestern plans to drill the Project later this year.

Quality Control

Southwestern has implemented a quality control program to ensure best practices in litho geochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.  The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Millo-Azucar Project, Peru

The second phase diamond drilling program is underway at the Millo-Azucar silver-gold project, located in southern Peru. Millo-Azucar is a joint venture between the Company and Meridian Gold Inc. ("Meridian"), whereby Meridian is earning a 70% interest in the project by funding all exploration costs through the completion of a pre-feasibility study. The Millo-Azucar Project is comprised of both a high sulphidation system and epithermal veins at Millo and a series of epithermal veins at Azucar. The project is within a prominent northwest-trending belt of high grade vein mines including Arcata and Ares and high sulphidation mineralization systems discovered at Crespo and Queshca in the Liam Joint Venture. The project is operated by Meridian and is comprised of 6,700 hectares of exploration concessions, located 570 kilometres southeast of Lima.

The second phase drill program consists of eleven holes (approximately 3,200 metres) at Millo, which includes nine holes at the high sulphidation system target and two additional holes at the previously drilled epithermal vein system.

First phase drilling on the Project consisted of twelve holes at the Millo epithermal vein system that were completed in January 2007. The first phase results are highlighted by the following drill intersections: 20.30 metres of 317 grams per tonne silver and 2.65 grams per tonne gold in hole PTT-004, 17.30 metres of 162 grams per tonne silver and 1.80 grams per tonne gold in PTT-005 and 0.70 metres of 814 grams per tonne silver and 27.10 grams per tonne gold in PTT-007. All vein intersections are open and several veins were drilled. See Southwestern press release of February 1, 2007 for detailed results of the first phase drilling.

Quality Control

Meridian is the operator of the joint venture on the Millo-Azucar Project. Samples are sent to the ALS Chemex laboratory in Lima, Peru.  ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification.  Meridian’s quality control and quality assessment procedures include the analysis of its own blanks, standards and duplicates, introduced among the batches of samples, in addition to those used by the laboratory for its routine testing.  Rock samples are crushed to greater than 70% passing 10 mesh, and pulverized to greater than 85% passing 200 mesh.  A fraction of the pulps is analyzed for gold by fire assay and AAS.  Another fraction of the pulps is digested in aqua regia acid and is analyzed for 34 elements by ICP-AES with Quantitative Low Detection Mercury by AAS. Ore grade silver, lead, copper and zinc analyzes are further analyzed by AAS.  High-grade gold and silver values are analyzed by fire assay and gravimetric finish.

Pacapausa Silver-Gold Project, Peru

Southwestern has been notified by Minera Oro Vega S.A.C. (“Oro Vega”), a wholly-owned Peruvian subsidiary of International Minerals Corporation (TSX: IMZ), that it has fulfilled the requirements to exercise its first option under the terms of the Pacapausa Option Agreement and has earned an initial 50% interest in the project. These requirements included investing US $1 million and completing 1,000 metres of diamond drilling.

Oro Vega and Southwestern will form a new 50/50 company to hold the Pacapausa property under the terms of the Option Agreement. Oro Vega has the option to earn up to a 70% interest in the Pacapausa Project by meeting additional work commitments, completing a feasibility study and arranging production financing for the Project.

Pacapausa comprises 7,933 hectares of exploration concessions in the Southern Peru Tertiary Volcanic Belt, 250 kilometres northwest of Arequipa. The property is located between Oro Vega/Hochschild Mining’s Pallancata silver-gold deposit, (reported production planned for third quarter, 2007) and the Hochschild Selene silver mine complex. The Pacapausa property is underlain by a fifteen square kilometre low sulphidation epithermal silver system containing numerous veins and breccia/stockwork zones.

Oro Vega completed its first phase diamond-drill program earlier this year, consisting of 11 drill holes, totaling 2,082 meters. The results were highlighted by a drill intersection of 10.8 metres grading 212 grams per tonne silver in hole PACA-09 and 1.5 metres grading 548 grams per tonne silver in hole PACA-01 (see Southwestern press release for April 26, 2007). Oro Vega plans to drill four to five additional diamond drill holes this year to test the size potential of the PACA-09 intersection.

Quality Control

Oro Vega is the operator of the joint venture on the Pacapausa silver gold project. Samples are sent to the ALS Chemex laboratory in Lima, Peru for sample preparation and analysis using standard industry methods. ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification. Rock samples are crushed to greater than 70% passing 10 mesh, and pulverized to greater than 85% passing 200 mesh. A fraction of the pulps is analyzed for gold by fire assay and AAS. Another fraction of the pulps is digested in aqua regia digestion and is analyzed for 34 elements by ICP-AES+MS. Higher grade lead, copper and zinc analyzes are analyzed by AAS. High-grade gold and silver values are analyzed by fire assay and gravimetric finish.

Sami Gold Project, Peru

Southwestern has been notified by Minera Peñoles de Peru S.A. (“Peñoles”), a subsidiary of Industriales Peñoles S.A.B., that the first phase drill program on the Sami gold project in south central Peru will commence by month’s end. The Sami Property is located in the Ayacucho Department in south-central Peru, within one of the largest alteration systems in the western Tertiary Volcanic Belt of Southern Peru that is host to a number of producing and past producing gold and gold-silver deposits.

Six to eight diamond drill holes are planned on two high sulphidation targets, Sami Este and Loclosa. Sami Este consists of a 2.0 by 0.5 kilometre area of strongly developed silicification, vuggy silica and hydrothermal breccias. Surface rock chip samples from Sami Este have identified a significant gold anomaly with values up to 0.81 grams per tonne gold.

Under terms of the agreement, Peñoles can earn a 50% interest in the Sami Project by incurring exploration expenditures of US $1 million over a three-year period, including a commitment of $250,000 in exploration expenditures and 1,500 metres of drilling the first year. Once Penoles has fulfilled those requirements, a 50/50 joint venture will be formed to further explore the Project, with Peñoles as operator.  Peñoles may earn up to a 60% interest in Sami by meeting other work commitments, including completing a bankable feasibility study.

Alejandro Losada-Calderon is the qualified person as defined by NI 43-101 for the Company and has verified the technical information contained in this news release.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru.  The Company has a number of significant projects including the Liam Gold-Silver Project in Peru with Newmont Peru Limited, the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. and the Boka Gold Project in China.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and has entered into a Joint Venture Heads of Agreement with Inco Limited, a subsidiary of CVRD Canada Inc., to carry out mineral exploration for nickel, copper and platinum group metals in Yunnan and Sichuan provinces, China.  Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this news release that are forward-looking statements are based on the current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements due to a number of factors, including but not limited to, the Company's access to additional capital to fund future activities, the loss of mineral properties or the inability to obtain mining licenses, the inherently risky nature of the Company's activities and its lack of experience in bringing an exploration property into production, its ability to repatriate any earnings, foreign exchange fluctuations, the political stability and economic uncertainty of those areas in which the Company carries on operations and the lack of infrastructure in those areas, title risks, the risks and uncertainties associated with joint ventures and the Company's reliance on third parties, statutory and regulatory compliance, the adequacy and availability of insurance coverage, the Company's dependence upon employees and consultants and fluctuations in mineral prices and other risks detailed in the Company's filings with the Canadian Securities Authorities. These risks, as well as others, could cause actual results and events to vary significantly. The Company expressly disclaims any intent or obligation to update these forward-looking statements, unless the Company specifically states otherwise.

For more information please contact:

David Black, Chairman
Southwestern Resources Corp.

Suite 1650, 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525